8180 Greensboro Drive
Suite 785
McLean, Virginia 22102-3888
Telephone (703) 883-1100
Facsimile (703) 883-2511
E-mail: jbreyer@b-a.net
Breyer & Associates pc	*Not admitted in Virginia
Attorneys At Law*

September 2, 2010

Via EDGAR and Hand Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Kathryn McHale
Staff Attorney

Re:	Anchor Bancorp
Amendment Number 2 to Registration Statement on Form S-1
File No. 333-154734

Dear Ms. McHale:

On behalf of Anchor Bancorp, Lacey, Washington (“Company”), enclosed is a copy of pre-effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (“Form S-1”), including exhibits, which is being filed today via EDGAR.

The revisions contained in Amendment No. 2 were made primarily in response to comments received from the Staff of the Securities and Exchange Commission (“SEC”) and to reflect new financial information for the year ended June 30, 2010.  Since a significant period of time has passed since pre-effective Amendment No. 1 was filed on November 12, 2009 and new financial and other significant information has been included in this Amendment No. 2, the changes have not been marked in the prospectus, financial statements and exhibits included in the Form S-1.  The responses below are numbered to correspond to the numbers on the SEC comments and the enclosed copy of Amendment No. 2 contains numbered references to each comment in the right margin.

Form S-1

General

1.
We note that you have adopted SFAS 168 during the quarter ended September 30, 2009.  As a result, all non-SEC accounting and financial reporting standards have been superseded.  In future filings, please revise any references to accounting standards accordingly.

Response – All non-SEC accounting and financial reporting standards have been revised as requested, as reflected on pages 57 and F-17.

Securities and Exchange Commission	Breyer & Associates pc
September 2, 2010

How We Determined the Offering Range and the $10,000 Price Per Share, page vi

2.
We note your response to our prior comment 7; please revise to include the discount of price to book value and price to tangible book value as compared to the average for the Peer Group (rather than just the median).  In addition, please explain how you determined this discount was appropriate.

Response – Pages vii and 125 of the prospectus have been revised to include the discount of price to book value and price to tangible book value as compared to the average for the Peer Group and why this discount is appropriate in response to this comment.

Conditions to Completing the Conversion and Offering, page xii

3.
Please tell us whether you have received the approvals necessary to complete the conversion and offering from the DFI and FDIC.  If you have not received such approvals, please advise the staff what actions you intend to take with regard to the conversion without approval and any related economic consequences.

Response – Please be advised that we have not received the approvals necessary to complete the conversion and offering from the DFI and FDIC.  Like the staff, they are reviewing the prospectus along with the other application materials provided to them. The Company will not request acceleration of the Registration Statement from the staff until such approvals are received.

Risk Factors, page 1
General

4.
We note your response to our prior comment 9.  However, it appears that you continue to use phrases such as “we cannot assure,” “there can be no assurance,” and “we cannot make assurances” in your risk factors section.  The risk factors must discuss the nature of the specific risk, not your ability to provide assurance.  Please remove all such disclosure from the risk factors section and make sure that all risk factors address the particular risk rather than your ability to offer assurance.

Response – The risk factors section on pages 1 through 15 of the prospectus have been revised in response to this comment.

We have originated a large amount of construction loans through a broker…, page 4

5.	Please revise this risk factor to disclose whether the company has any intentions to originate loans referred from this broker in the future.

Response – Page 5 of the prospectus has been revised to indicate that we will not utilize this broker in the future.

Securities and Exchange Commission	Breyer & Associates pc
September 2, 2010

Strong competition within our market areas may limit our growth and adversely affect our operating results, page 8

6.	Please remove and expand the last sentence of this risk factor into a separate risk factor.

Response – The referenced sentence has been removed in response to Comment No. 4. In addition, page 3 of the prospectus has been revised under the heading “The current economic recession in the market areas we serve may continue to adversely affect earnings and could increase the credit risk associated with our loan portfolio.” to indicate that our total loans and assets may decline due to negative economic conditions.

Our pro forma price/earnings multiple may be higher than our peers, page 14

7.
We note that you state in your risk factor that your resulting price/earnings multiples may continue to be higher than your peers.  However, it appears on page vii, that your price-to-earnings multiple at the minimum, midpoint, maximum, and adjusted maximum is not meaningful, while the average and median price-to-earnings multiple for the peer group companies is 16.27x and 10.18x respectively.  Please revise or explain.

Response – A revised risk factor has been provided on page 14.  Please note that the risk factor is directed to the section in the prospectus entitled “Pro Forma Data,” which provides pro forma financial data as of or for the twelve months ended June 30, 2010.  The appraisal discussion on page vi and vii of the prospectus provides pro forma data for the twelve months ended June 30, 2010.

A Warning about Forward-Looking Statements, page 17

8.	Since this filing is an initial public offering, it may contain forward-looking statements, but not forward looking statements within the meaning of securities laws. Please revise.

Response – Page 18 of the prospectus has been revised to delete the reference to Private Securities Litigation Reform Act of 1985.

Pro Forma Data, page 25

9.
Please refer to our previous comment 16 in our letter dated November 21, 2008.  We understand that the interest expense on the loan related to the ESOP is eliminated in consolidation.  However, the loan is between related parties and the interest rate will impact the amount of cash transferred between the parties involved.  Therefore, please revise to provide the information requested.

Response – Footnote 2 on page 29 of the prospectus regarding the ESOP has been revised to indicate the anticipated interest rate.

Securities and Exchange Commission	Breyer & Associates pc
September 2, 2010

Operating Strategy, page 34

10.
Please revise to clarify which parts of the operating strategy the company can immediately implement and which parts of the operating strategy can only be implemented after the Order to Cease and Desist is lifted.

Response – Please be advised that all operating strategies are currently implemented and their implementation is not impacted by the Order to Cease and Desist.

Improving our Earnings by Expanding Our Product Offerings, page 34

11.	Please revise to describe some of these additional products that you may add.

Response – Page 33 and page iii of the prospectus have been revised in response to this comment.

Business of Anchor Bank; Market Area, page 66

12.
We note your response to our former comment 19 that you paid for the information supplied by SNL Financial, L.C.; please provide a consent in accordance Item 601(23) of Regulation S-K and confirm that you do not need to disclose your relationship with SNL under Section 509 of Regulation S-K.

Response – This section on pages 59 and 60 of the prospectus has been revised to remove all references to SNL Financial and references publicly available information only.

Commercial and Multi-Family Real Estate Lending, page 75

13.
Please revise your disclosure on page 76 to include your policy for obtaining updated appraisals and include a discussion of how you consider old or outdated appraisals when determining the appropriate amount of allowance for loan losses.  Discuss any adjustments you make to the appraisals and the reasons for those adjustments.  Please provide this disclosure for all types of collateral based loans.

Response – Additional disclosure has been added to page 81 in the Allowance for Loan Losses discussion regarding our appraisal policy for collateral based loans. Please be advised that appraised values are not adjusted upward by bank staff or management; however, conditions known to management may result in a downward adjustment of the appraised value.  Such conditions may include borrower specific circumstances unknown to the appraiser.

Securities and Exchange Commission	Breyer & Associates pc
September 2, 2010

Restructured Loans, page 84

14.
We note your disclosure that as of September 30, 2009 you did not have any restructured loans.  We also note further disclosure that as of September 30, 2009, you had four loans with aggregate principal balances of $2.5 million which you have identified as troubled debt restructures.  Please revise to clarify this apparent inconsistency.

Response – Page 78 has been revised to delete the sentence stating that the Company did not have any restructured loans at June 30, 2010.

15.
You disclose on page 34 that you have taken various actions as a part of your strategy to aggressively reduce non-performing loans and that one of these actions is loan modifications.  Please describe in greater detail the types of modifications you make to these loans, and provide more detailed disclosure of the items considered when determining whether a loan should be accounted for as a troubled debt restructuring.  Disclose when a modified loan is returned to accruing status.

Response – Page 78 of the prospectus has been revised to provide further detail related to our troubled debt restructurings in response to this comment.

The Conversion, page 124

16.
We note that you state on page 125 that copies of the plan of conversion are available for inspection at Anchor Bank, at the DFI, Division of Banks, Department of Financial Institutions and at the FDIC and that the plan of conversion is also filed as an exhibit to the application to convert from mutual to stock form and that copies may be obtained from the DFI.  Please revise to clarify that a copy of the plan of conversion has also been filed as an exhibit to the Form S-1.

Response – Page 121 of the prospectus has been revised as requested.

Consolidated Financial Statements
Note 15 – Fair Value Measurements, page F-40

17.
Please revise to clarify the source of the market prices used to determine the fair value of your loans held for sale.  Please disclose how you consider differences between the credit quality of each individual loan in concluding that the determination of the fair value of these assets is a level 1 measurement.

Response – Please be advised that the loans held for sale are single family fixed rate mortgages underwritten to Freddie Mac (FHLMC) standards, therefore credit quality is not a factor in pricing.  The pricing is quoted directly by FHLMC, therefore this is considered a level 1.   Note 16 on page F-36 has been revised regarding the fair value of loans held for sale in response to this comment.

Securities and Exchange Commission	Breyer & Associates pc
September 2, 2010

18.
We note your disclosure on page F-41 that you determine the fair value of impaired loans using the present value of expected cash flows or the fair value of the collateral.  Please revise to disclose why you believe the present value of cash flows using the loans effective rate is reflective of a fair market value considering that it may or may not be reflective of a market rate for that loan.  Alternatively, please revise to delete the disclosure of the balance of impair loans that are measured using the present value of cash flows under ASC 310-10-35-22.

Response – Please be advised that the fair value of impaired loans is determined using the fair value of the collateral.  The Company does not use the effective rate method for collateral dependent loans; currently all impaired loans are collateral dependent.

Exhibit 5.0

19.	Please revise to clarify that Breyer & Associates P.C. is opining on the legality of the securities under the laws of the state in which Anchor Bancorp is incorporated.

Response –Exhibit 5.0 has been revised as requested in response to this comment.

20.	We note that the legality opinion is dated October 24, 2008. Please file a new legality opinion and issue it as of the date of effectiveness of the registration statement.

Response – Exhibit 5.0 has been revised as requested in response to this comment.

Exhibit 8.1

21.           Please include a summary of the tax opinion within the prospectus.

Response – A summary of the tax opinion is provided on pages 123 and 124 of the prospectus in the section entitled “The Conversion-Tax Effects of the Conversion.”

22.	It does not appear that Silver Freedman & Taff, L.L.P. has consented to the prospectus discussion. We reissue our prior comment 40 in full.

Response – Exhibit 8.1 has been revised as requested in response to this comment.

*****

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

*****

Securities and Exchange Commission	Breyer & Associates pc
September 2, 2010

Any questions regarding the responses to the accounting comments should be directed to Terri L. Degner, Chief Financial Officer, Anchor Bancorp [telephone: (360) 532-6222, Fax: (360) 532-7224 and email: tdegner@anchorsb.com].

We appreciate the Staff’s assistance in reviewing Amendment No. 2, and request that the Staff direct any questions concerning the responses to the legal comments to the undersigned.

Sincerely,

John F. Breyer, Jr.

JFB/ktr/1067
Enclosures

cc:          Allicia Lam, Esq., Securities and Exchange Commission
Rebekah Moore, Staff Accountant, Securities and Exchange Commission
Kevin L. Vanghn, Accounting Branch Chief, Securities and Exchange Commission
Brad Williamson, Director, Division of Banks, Washington Department of Financial
     Institutions
Gloria McVey, Program Manager, Washington Department of Financial Institutions
Stan Ivie, Regional Director, Federal Deposit Insurance Corporation, San Francisco, CA
Jerald L. Shaw, President and Chief Executive Officer, Anchor Mutual Savings Bank
Terri L. Degner, Chief Financial Officer, Anchor Mutual Savings Bank
Mike Thronson, CPA, Partner, Moss Adams LLP
Dustin Birashk, CPA, Senior Manager, Moss Adams LLP
Patricia A. McJoynt, Keefe, Bruyette & Woods, Inc.
John P. Soukenik, Esq., Elias, Matz, Tiernan & Herrick LLP
Ronald S. Riggins, RP Financial, LC.
Jim Oren, RP Financial, LC.
Dave M. Muchnikoff, Esq., Silver Freedman & Taff, L.L.P.